Exhibit 99.1

Contact:

Jim Havel, Chief Financial Officer

Ben Bier, Vice President, Investor Relations

(314)	810-3115

investor.relations@express-scripts.com

Express Scripts Announces 2018 Second Quarter Results

- Reports 13% Consolidated GAAP Earnings Per Diluted Share Growth

- Raises Core Adjusted EBITDA Guidance Range

- Increases Client Retention Level

- Projects 2% to 3% Core Adjusted Claims Growth for 2019

ST. LOUIS, August 1, 2018 — Express Scripts Holding Company (Nasdaq: ESRX) announced consolidated 2018 second quarter net income of $877.3 million or $1.55 per diluted share. Consolidated 2018 second quarter adjusted earnings per diluted share were $2.22, which represents growth of 28% over consolidated 2017 second quarter adjusted earnings per diluted share.* The Company increased its 2018 core business¹ adjusted EBITDA* guidance from a range of $5,250 million to $5,400 million to a range of $5,275 million to $5,425 million, which represents growth of 8% over 2017 core business adjusted EBITDA at the midpoint of the range.

“Our consistent and relentless focus on what matters most, delivering the lowest cost and optimal health outcomes, is driving strong operational and financial performance for our Company,” said Tim Wentworth, President and CEO. “Express Scripts is focused on meeting the challenges faced by our members and our clients, and we continue to solve those challenges with innovative, industry-leading solutions. By doing so, our clients are seeing a reduction in their pharmacy bill, with Express Scripts passing approximately 95% of all pharmaceutical purchase discounts, price reductions and rebates back to our core PBM commercial and health plan clients and their members. The result has helped our clients achieve a record low drug trend of 1.1% for the first half of 2018. Our focus on delivering value results in solid financial results, strong client retention and a company positioned to grow core claims volume and earnings in the years ahead.”

Business Outlook

The Company is updating its expected 2019 retention rate for the 2018 selling season from a range of 96% to 98% to a range of 97.5% to 98.5%. “As clients benefit from better health outcomes and savings, they choose to remain our clients and adopt a greater number of Express Scripts’ product and service solutions. Put simply, we are having a strong selling season across both commercial and health plans and we now expect to grow core business adjusted claims by 2% to 3% in 2019,” said Wentworth. “Furthermore, client adoption of our new solutions, a key indicator of the relevance of our ongoing innovation, is meaningfully outperforming our expectations, with continued interest in, among others, our 90-day programs, Accredo specialty pharmacy, SafeGuardRx, Advanced Opioid Management and Advanced Utilization Management solutions.”

*	Each of net income, adjusted net income, earnings per diluted share, adjusted earnings per diluted share, EBITDA, adjusted EBITDA and adjusted EBITDA per adjusted claim amounts are presented as attributable to Express Scripts, excluding non-controlling interests. For a description of the financial measures presented herein which are not calculated or presented in accordance with accounting principles generally accepted in the United States (“GAAP”), see Supplemental Information Regarding Non-GAAP Financial Measures below.

“Growth in prescription drug costs poses a significant challenge to our country and by working with our clients, we have proven our ability to rein in major factors threatening affordable and sustainable pharmacy care,” said Wentworth. “In alignment with our clients, we have provided policy recommendations in our response to the Administration’s Drug Pricing Blueprint and are engaged in the dialogue. Since 100% of the Medicare Part D rebates are passed through to help lower premiums and reduce costs for both the beneficiary and the government, if these rebates were phased out, it would not have a material impact on our earnings. However, list prices of branded pharmaceutical products would need to be lowered materially to offset the value of rebates no longer going back to members and clients. Further, if value-based contracting, featured in our SafeGuardRx suite of solutions, were allowed in Medicare, we would have new opportunities for our market-leading products and services. We are ready for the challenge should the Administration reform Medicare Part B to either provide an alternative to buy-and-bill or implement proven PBM tools. We stand with our clients and advocate for programs that create a simpler, more sustainable healthcare system delivering better health outcomes at lower costs for everyone.”

On March 8, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cigna Corporation (“Cigna”) and certain subsidiaries of Cigna, whereby Cigna will acquire Express Scripts in a cash and stock transaction. On July 16, 2018, Express Scripts announced that its special meeting of stockholders to consider and vote on the adoption of the Merger Agreement is scheduled to be held on August 24, 2018, at 9:00 a.m. Central Time, at Express Scripts’ corporate headquarters, One Express Way, Saint Louis Missouri 63121. The mergers are expected to be completed by December 31, 2018. Until the closing, we will continue to operate as an independent company.

Second Quarter 2018 Overview**

(in millions, except per claim data)	Q2 2018			Q2 2018 vs. Q2 2017 Change
	(Consolidated, as reported)	Attributable to Transitioning Clients[1]	Core (Excluding Transitioning Clients)	Excluding Transitioning Clients
Adjusted claims	337.9	55.4	282.5	(2.9%)
Revenues[1]	$25,641.8	$4,578.4	$21,063.4	2.9%
Net Income	$877.3	N/A	N/A	N/A
Adjusted EBITDA	$1,879.4	$589.7	$1,289.7	10.2%
Adjusted EBITDA per adjusted claim	$5.56	N/A	$4.57	13.7%

See “Footnotes to Press Release,” below. See Table 7.

Core Business Second Quarter 2018 Review**

During the second quarter, the Company generated $1,289.7 million of core business adjusted EBITDA, representing growth of 10% over comparable 2017 core business adjusted EBITDA. Organically, the core business adjusted EBITDA, excluding eviCore, grew approximately 5% in the quarter compared to prior year due to product upsells and supply chain initiatives, including continued strong performance from the Company’s SafeGuardRx suite of solutions, and growth in our Accredo specialty pharmacy.

**	See Supplemental Information Regarding Non-GAAP Financial Measures and Supplemental Tables below for additional information.

“Our business fundamentals allow us to deliver strong core financial results, while at the same time make investments through our enterprise value initiative to help improve patient, client and provider experiences, which translate into savings for members and clients and earnings growth for Express Scripts,” said Jim Havel, CFO. “We create value for all we serve through our broad set of assets, innovative solutions and our aligned model, whereby we make money when our clients save money.”

Consolidated Second Quarter 2018 Review***

The following compares consolidated second quarter 2018 and 2017 operating results:

•	Adjusted claims of 337.9 million, down 3.5%

•	GAAP net income of $877.3 million, up 9%

•	GAAP earnings per diluted share of $1.55, up 13%

•	Adjusted EBITDA of $1,879.4 million, up 3%

•	Adjusted net income of $1,256.4 million, up 24%

•	Adjusted earnings per diluted share of $2.22, up 28%

•	Net cash flow provided by operating activities of $717.3 million, down 34%

Total adjusted claims in the second quarter of 2018 were down 3.5% from the comparable quarter in 2017 due primarily to the previously disclosed losses of certain public sector clients in the core business, but were consistent with the Company’s previously provided guidance range for the quarter.

Net income, on a GAAP and an adjusted basis, in the second quarter of 2018 was up from the comparable quarter in 2017 due to higher EBITDA, driven by core PBM gross profit growth, the inclusion of eviCore results and reduced income tax expense. Earnings per diluted share, on a GAAP and an adjusted basis, in the second quarter of 2018 were up from the comparable quarter in 2017 due to higher net income and reduced shares outstanding.

Adjusted EBITDA in the second quarter of 2018 was up 3% from the comparable quarter in 2017 primarily due to successful product upsells and supply chain initiatives, including continued strong performance from the Company’s SafeGuardRx suite of solutions, and growth in our Accredo specialty pharmacy and the inclusion of eviCore.

Net cash flow provided by operating activities in the second quarter of 2018 was down 34% from the comparable quarter in 2017, largely due to working capital changes at the reporting dates, which are primarily related to the timing of collections and payments between the Company and our clients, pharmacies and pharmaceutical manufacturers. However, cash flow provided by operating activities for the first half of 2018 compared to the first half of 2017 was up 7% and the Company’s 2018 cash flow from operations guidance remains unchanged, and represents growth of 13% over full year 2017 cash flow provided by operating activities at the midpoint of the range.

The Company has currently suspended its share repurchase program pursuant to the Merger Agreement with Cigna.

***	See Supplemental Information Regarding Non-GAAP Financial Measures and Supplemental Tables below for additional information.

2018 Guidance

The Company increased its core business 2018 adjusted EBITDA guidance from a range of $5,250 million to $5,400 million to a range of $5,275 million to $5,425 million, which represents growth of 8% over core business 2017 adjusted EBITDA at the midpoint of the range. All previously provided consolidated guidance remains unchanged. All consolidated and core guidance, including expectations around enterprise value initiatives, reflects Express Scripts as an independent company and does not incorporate any impacts of a 2018 closing of the Cigna transaction.

	Current Estimated Guidance Ranges	Previous Estimated Guidance Ranges	Change vs. Previous Guidance
(in millions, except per share data)	Year Ending December 31, 2018	Year Ending December 31, 2018
CONSOLIDATED GUIDANCE:
Total adjusted claims²	1,345 to 1,395	1,345 to 1,395	No change
Revenue	$99,000 to $102,000	$99,000 to $102,000	No change
Adjusted EBITDA	$7,600 to $7,800	$7,600 to $7,800	No change
Diluted weighted average shares outstanding during the period	565 to 575	565 to 575	No change
Adjusted earnings per diluted share	$9.00 to $9.14	$9.00 to $9.14	No change
Cash flow from operations	$5,775 to $6,275	$5,775 to $6,275	No change

CORE BUSINESS GUIDANCE:
Total adjusted claims²	1,125 to 1,165	1,125 to 1,165	No change
Revenue	$80,500 to $83,000	$80,500 to $83,000	No change
Adjusted EBITDA	$5,275 to $5,425	$5,250 to $5,400	Increased

The Company expects total adjusted claims for the third quarter of 2018 to be in the range of 330 million to 340 million, of which 275 million to 285 million are attributable to the core business. Consolidated adjusted earnings per diluted share for the third quarter of 2018 are estimated to be in the range of $2.40 to $2.45, which represents growth of 26% to 29% over the third quarter of 2017.

The Company expects to make approximately $140 million of investments in enterprise value initiatives for 2018, which are expected to contribute $65 million to $75 million of savings in 2018. Express Scripts’ enterprise value initiative is estimated to cost approximately $600 million to $650 million and to deliver cumulative savings of nearly $1.2 billion by 2021, with an annual run rate of between $550 million to $600 million thereafter.

Additional details on the consolidated and core business guidance can be found in Table 6. For a description of the financial measures presented herein which are not calculated or presented in accordance with GAAP, see “Supplemental Information Regarding Non-GAAP Financial Measures” below.

Management will not be holding a conference call to review results. A copy of the earnings release will be available at the Investor Information section of Express Scripts’ web site at http://www.express-scripts.com/corporate.

About Express Scripts

Express Scripts is a healthcare opportunity company. Empowered by our legacy as an industry innovator, we dare to imagine – and deliver – a better healthcare system with improved health outcomes and lower costs. From pharmacy and medical benefits management, to specialty pharmacy care, and everything in between – we uncover opportunities to make healthcare work better.

Our home base is St. Louis, but our reach extends across the nation, helping millions of Americans. We stand alongside those we serve, collaborating with our clients and partners to develop personalized solutions that make a meaningful difference.

We believe healthcare can do more. We are Champions For BetterSM.

For more information, visit Lab.Express-Scripts.com or follow @ExpressScripts on Twitter.

Supplemental Information Regarding Non-GAAP Financial Measures

The following provides supplemental information regarding the non-GAAP financial measures presented herein, including the reconciliation of such measures to the most directly comparable financial measures calculated in accordance with GAAP. Adjusted earnings per diluted share (adjusted EPS), EBITDA, adjusted EBITDA, adjusted EBITDA per adjusted claim, adjusted net income, adjusted income before income taxes, adjusted gross profit and adjusted selling, general and administrative are non-GAAP financial measures presented herein, are not calculated or presented in accordance with GAAP, and should be considered in addition to, but not as a substitute for, or superior to, financial measures prepared in accordance with GAAP. The Company believes these non-GAAP financial measures provide management and investors with useful information about the earnings impact of certain expenses and are useful for (i) comparison of our earnings to those of other companies; (ii) a better understanding of the Company’s ongoing core business performance; (iii) planning and forecasting for future periods; and (iv) assessing period-to-period performance trends. Management assesses the Company’s core business operating performance using adjusted EBITDA in order to better isolate the impact of certain expenses that may not be comparable between periods or indicative of the ongoing performance of the business. Adjusted EBITDA per adjusted claim provides management and investors with useful information about the earnings and performance of the Company on a per unit basis.

2018 Guidance Information: Due to the inherent difficulty of forecasting the timing and amount of certain items that would impact EPS and net income, including discrete tax and other items, the Company is unable to reasonably estimate the related impact of such items to EPS and net income, the GAAP financial measures most directly comparable to adjusted EPS and adjusted EBITDA, respectively. Accordingly, the Company is unable to provide a reconciliation of 2018 guidance for either adjusted EPS to EPS or adjusted EBITDA to net income. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could have a significant impact on the Company’s third quarter and full-year 2018 GAAP financial results. With respect to consolidated adjusted EPS, amortization of intangible assets is expected to be approximately $0.55 and $2.19 per share for the third quarter and full-year 2018, respectively.

Financial Information for our Core Business and Transitioning Clients: The financial measures attributable to our core business and the transitioning clients presented herein, including adjusted EBITDA and adjusted EBITDA per adjusted claims are also non-GAAP financial measures. These measures are not calculated or presented in accordance with GAAP, and should be considered in addition to, but not as a substitute for, or superior to, financial measures prepared in accordance with GAAP.

These measures represent operating results attributable to specific clients of the Company; however, they are not regularly reviewed by our Chief Executive Officer to assess the performance of any of these clients or make decisions about resources to be allocated to any such client. These measures also reflect management’s estimates as to allocation of costs of its PBM business to each of the transitioning clients and may not be indicative of costs actually incurred as a result of servicing each of these clients. However, management is unable to reasonably estimate the allocation of certain key items that would impact net income attributable to each of the transitioning clients, including interest and depreciation and amortization. Accordingly, the Company is unable to provide net income attributable to any of the transitioning clients or its core business excluding the transitioning clients, and is therefore also unable to provide a reconciliation of adjusted EBITDA to net income attributable to transitioning clients or core business. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could have a significant impact on the Company’s long-term outlook for the core business, as discussed above.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, including, but not limited to, our 2018 guidance, business outlook and our statements related to the Company’s plans, objectives, expectations (financial and otherwise) or intentions. Actual results may differ materially from those projected or suggested in any forward-looking statements. Factors that may impact these forward-looking statements can be found in Management’s Discussion and Analysis of Financial Condition and Results of Operations and Item 1A – “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2018 and the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 1, 2018. A copy of these documents can be found at the Investor Information section of Express Scripts’ web site at http://www.express-scripts.com/corporate.

We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

EXPRESS SCRIPTS HOLDING COMPANY

Unaudited Consolidated Statement of Operations

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per share data)	2018	2017	2018	2017
Revenues	$25,641.8	$25,347.5	$50,411.2	$50,002.4
Cost of revenues	23,437.6	23,186.3	46,327.6	45,968.5

Gross profit	2,204.2	2,161.2	4,083.6	4,033.9
Selling, general and administrative	892.0	782.6	1,809.8	1,600.7

Operating income	1,312.2	1,378.6	2,273.8	2,433.2

Other (expense) income:
Interest income and other	8.8	8.8	20.8	15.1
Interest expense and other	(151.3)	(146.5)	(305.3)	(292.2)

	(142.5)	(137.7)	(284.5)	(277.1)

Income before income taxes	1,169.7	1,240.9	1,989.3	2,156.1
Provision for income taxes	290.3	435.4	484.0	800.3

Net income	879.4	805.5	1,505.3	1,355.8
Less: Net income attributable to non-controlling interest	2.1	3.7	4.8	7.7

Net income attributable to Express Scripts	$877.3	$801.8	$1,500.5	$1,348.1

Weighted-average number of common shares outstanding during the period:
Basic	561.9	582.9	562.4	591.9
Diluted	565.5	585.6	566.3	595.4

Earnings per share attributable to Express Scripts:
Basic	$1.56	$1.38	$2.67	$2.28
Diluted	$1.55	$1.37	$2.65	$2.26

EXPRESS SCRIPTS HOLDING COMPANY

Unaudited Consolidated Balance Sheet

(in millions)	June 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$2,942.3	$2,309.6
Receivables, net	7,338.1	7,056.3
Inventories	2,293.1	2,124.9
Prepaid expenses and other current assets	596.6	466.3

Total current assets	13,170.1	11,957.1
Property and equipment, net	504.7	551.3
Computer software, net	833.1	814.9
Goodwill	31,110.2	31,099.7
Other intangible assets, net	8,828.9	9,625.9
Other assets	230.8	206.9

Total assets	$54,677.8	$54,255.8

Liabilities and stockholders’ equity
Current liabilities:
Claims and rebates payable	$9,891.5	$10,188.5
Accounts payable	4,793.5	3,755.7
Accrued expenses	2,368.6	2,869.3
Short-term debt and current maturities of long-term debt	1,533.1	1,032.9

Total current liabilities	18,586.7	17,846.4
Long-term debt	13,457.6	14,981.5
Deferred taxes	2,426.6	2,562.4
Other liabilities	831.6	740.2

Total liabilities	35,302.5	36,130.5

Stockholders’ equity:
Preferred stock, 15.0 shares authorized, $0.01 par value per share; no shares issued and outstanding	—	—
Common stock, 2,985.0 shares authorized, $0.01 par value per share; shares issued: 865.4 and 862.3, respectively; shares outstanding: 562.1 and 564.4, respectively	8.7	8.6
Additional paid-in capital	23,704.0	23,537.8
Accumulated other comprehensive loss	(8.0)	(2.9)
Retained earnings	17,819.1	16,318.6

	41,523.8	39,862.1

Common stock in treasury at cost, 303.3 and 297.9 shares, respectively	(22,153.8)	(21,742.5)

Total Express Scripts stockholders’ equity	19,370.0	18,119.6

Non-controlling interest	5.3	5.7

Total stockholders’ equity	19,375.3	18,125.3

Total liabilities and stockholders’ equity	$54,677.8	$54,255.8

EXPRESS SCRIPTS HOLDING COMPANY

Unaudited Consolidated Statement of Cash Flows

	Six Months Ended June 30,
(in millions)	2018	2017
Cash flows from operating activities:
Net income	$1,505.3	$1,355.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,002.5	894.8
Deferred income taxes	(127.1)	(175.6)
Employee stock-based compensation expense	60.7	52.1
Other, net	6.8	20.4
Changes in operating assets and liabilities:
Receivables	(298.1)	(26.2)
Inventories	(168.3)	40.3
Other current and noncurrent assets	(125.2)	(23.6)
Claims and rebates payable	(299.1)	240.2
Accounts payable	1,059.0	475.4
Accrued expenses	(466.3)	(818.0)
Other noncurrent liabilities	78.7	46.0

Net cash flows provided by operating activities	2,228.9	2,081.6

Cash flows from investing activities:
Capital expenditures for property and equipment and computer software	(175.8)	(105.3)
Acquisitions, net of cash acquired	(26.4)	(122.7)
Other, net	(24.7)	(7.5)

Net cash used in investing activities	(226.9)	(235.5)

Cash flows from financing activities:
Repayment of long-term debt	(831.4)	(575.0)
Treasury stock acquired	(420.7)	(2,020.0)
Commercial paper repayments, net	(195.0)	—
Net proceeds from employee stock plans	106.2	37.5
Other, net	(19.8)	(16.3)

Net cash used in financing activities	(1,360.7)	(2,573.8)

Effect of foreign currency translation adjustment	(8.6)	3.0

Net increase (decrease) in cash and cash equivalents	632.7	(724.7)
Cash and cash equivalents at beginning of period	2,309.6	3,077.2

Cash and cash equivalents at end of period	$2,942.3	$2,352.5

Table 1

Express Scripts Holding Company Unaudited Consolidated Selected Information

(in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Claims Volume
Network	210.0	218.8	424.1	441.9
Home delivery and specialty (3)	26.1	29.5	52.6	58.5

Total claims	236.1	248.3	476.7	500.4

Adjusted network (2)	261.8	264.1	524.6	531.2
Adjusted home delivery and specialty (2)	76.1	85.9	153.4	170.5

Total adjusted claims(2)	337.9	350.0	678.0	701.7

Depreciation and Amortization (D&A):
Revenue amortization (4)	$55.4	$55.4	$110.8	$110.8
Cost of revenues depreciation	35.8	32.3	70.2	64.3
Selling, general and administrative depreciation	59.1	52.8	112.7	104.0
Selling, general and administrative amortization (4)	353.4	308.7	708.8	615.7

Total D&A	$503.7	$449.2	$1,002.5	$894.8

Generic Fill Rate*
Network	87.3%	87.2%	87.4%	87.1%
Home delivery	84.1%	82.8%	84.0%	82.5%
Overall	86.9%	86.6%	87.0%	86.5%

See Footnotes to Press Release

*	The home delivery generic fill rate is currently lower than the network generic fill rate as fewer generic substitutions are available among maintenance medications (e.g., therapies for chronic conditions) commonly dispensed from home delivery pharmacies compared to acute medications, which are primarily dispensed by pharmacies in our retail networks.

Table 2

Express Scripts Holding Company Unaudited Adjusted Gross Profit and Adjusted SG&A Reconciliation

Provided below are reconciliations of adjusted gross profit and adjusted selling, general and administrative expenses, which are non-GAAP measures, to gross profit and selling, general and administrative expenses, respectively, which are the most directly comparable measures calculated in accordance with GAAP.

(in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Gross profit, as reported	$2,204.2	$2,161.2	$4,083.6	$4,033.9
Amortization of intangible assets (4)	55.4	55.4	110.8	110.8
Enterprise value initiative costs (6)	27.4	—	32.7	—

Adjusted gross profit	$2,287.0	$2,216.6	$4,227.1	$4,144.7

Selling, general and administrative, as reported	$892.0	$782.6	$1,809.8	$1,600.7
Amortization of intangible assets (4)	353.4	308.7	708.8	615.7
Transaction costs (5)	21.0	—	56.4	—
Enterprise value initiative costs (6)	18.2	—	30.6	—
Charitable contribution costs (7)	—	—	30.0	—

Adjusted selling, general and administrative	$499.4	$473.9	$984.0	$985.0

See Footnotes to Press Release

Table 3

Express Scripts Holding Company Unaudited EBITDA and Adjusted EBITDA Reconciliation

(in millions, except per claim data)

Provided below is a reconciliation of EBITDA and Adjusted EBITDA attributable to Express Scripts, which are non-GAAP financial measures, from net income attributable to Express Scripts. The Company believes net income is the most directly comparable measure under GAAP.

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net income attributable to Express Scripts, as reported	$877.3	$801.8	$1,500.5	$1,348.1
Provision for income taxes (8)	290.3	435.4	484.0	800.3
Depreciation and amortization(4),*	503.7	449.2	1,002.5	894.8
Other expense (income), net	142.5	137.7	284.5	277.1

EBITDA attributable to Express Scripts	$1,813.8	$1,824.1	$3,271.5	$3,320.3
Adjustments to EBITDA
Transaction costs (5)	21.0	—	56.4	—
Enterprise value initiative costs(6)	44.6	—	61.9	—
Charitable contribution costs(7)	—	—	30.0	—

Adjusted EBITDA attributable to Express Scripts	$1,879.4	$1,824.1	$3,419.8	$3,320.3

Total adjusted claims(3)	337.9	350.0	678.0	701.7

Adjusted EBITDA attributable to Express Scripts, per adjusted claim	$5.56	$5.21	$5.04	$4.73

See Footnotes to Press Release

*	Depreciation and amortization for the three and six months ended June 30, 2018, as presented above includes $1.0 million and $1.4 million, respectively, of accelerated depreciation in connection with the enterprise value initiative which is not otherwise included in enterprise value initiative costs.

Table 4

Express Scripts Holding Company Unaudited Adjusted Diluted EPS Reconciliation

Provided below is a reconciliation of Adjusted Diluted EPS attributable to Express Scripts, which is a non-GAAP measure, to diluted EPS attributable to Express Scripts, which is its most directly comparable measure calculated in accordance with GAAP.

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	(per diluted share)

Diluted EPS attributable to Express Scripts, as reported	$1.55	$1.37	$2.65	$2.26

Excluding items indicated:
Amortization of intangible assets (4),*	0.72	0.62	1.45	1.22
Transaction costs (5),*	0.04	—	0.10	—
Enterprise value initiative costs (6),*	0.08	—	0.11	—
Charitable contribution costs (7),*	—	—	0.05	—
Discrete tax items (8)	0.03	(0.03)	0.03	0.02
Tax impact of excluded items (10)	(0.20)	(0.23)	(0.40)	(0.45)

Diluted EPS attributable to Express Scripts, adjusted	$2.22	$1.73	$3.99	$3.05

See Footnotes to Press Release

*	Presented on a pre-tax basis.

Table 5

Express Scripts Holding Company Unaudited Adjusted Net Income and

Adjusted Effective Income Tax Rate Reconciliation

(in millions)

Presented below is a reconciliation of adjusted net income attributable to Express Scripts, which is a non-GAAP financial measure, to income before income taxes, which is its most directly comparable measure calculated in accordance with GAAP.

	Three Months Ended June 30, 2018			Six Months Ended June 30, 2018
	Income before income taxes	Provision for income taxes	Effective income tax rate	Income before income taxes	Provision for income taxes	Effective income tax rate
Income before income taxes, as reported	$1,169.7	$290.3		$1,989.3	$484.0
Net income attributable to non-controlling interest	(2.1)	—		(4.8)	—

Income before income taxes attributable to Express Scripts	1,167.6	— 290.3	24.9%	1,984.5	484.0	24.4%

Excluding items indicated:
Discrete tax items (8)	—	(14.5)		—	(15.7)
Transaction costs (5)	21.0	4.9		56.4	13.3
Enterprise value initiative costs (6)	45.6	10.8		63.3	15.0
Charitable contribution costs (7)	—	—		30.0	7.1
Loss on Disposal (9)	1.8	0.4		1.8	0.4
Amortization of intangible assets (4)	408.8	96.5		819.6	193.4

Income before income taxes attributable to Express Scripts, as adjusted	$1,644.8	$388.4	23.6%	$2,955.6	$697.5	23.6%

Adjusted net income attributable to Express Scripts	$1,256.4			$2,258.1

See Footnotes to Press Release

Table 5A

Express Scripts Holding Company Unaudited Adjusted Net Income and

Adjusted Effective Income Tax Rate Reconciliation

(in millions)

Presented below is a reconciliation of adjusted net income attributable to Express Scripts, which is a non-GAAP financial measure, to income before income taxes, which is its most directly comparable measure calculated in accordance with GAAP.

	Three Months Ended June 30, 2017			Six Months Ended June 30, 2017
	Income before income taxes	Provision for income taxes	Effective income tax rate	Income before income taxes	Provision for income taxes	Effective income tax rate
Income before income taxes, as reported	$1,240.9	$435.4		$2,156.1	$800.3
Net income attributable to non-controlling interest	(3.7)	—		(7.7)	—

Income before income taxes attributable to Express Scripts	1,237.2	435.4	35.2%	2,148.4	800.3	37.3%

Excluding items indicated:
Amortization of intangible assets (4)	364.1	134.1		726.5	267.3
Discrete tax items (8)	—	20.2		—	(9.7)

Income before income taxes attributable to Express Scripts, as adjusted	$1,601.3	$589.7	36.8%	$2,874.9	$1,057.9	36.8%

Adjusted net income attributable to Express Scripts	$1,011.6			$1,817.0

See Footnotes to Press Release

Table 6

Express Scripts Holding Company Unaudited 2018 Guidance Information

Adjusted diluted EPS and adjusted EBITDA are non-GAAP financial measures. For a discussion of the financial measures presented herein that are not calculated or presented in accordance with GAAP, see “Supplemental Information Regarding Non-GAAP Financial Measures” above.

Consolidated Guidance	Estimated Year Ending December 31, 2018	Estimated Year Ending December 31, 2018
(in millions, except per share data)	Current Guidance	Previous Guidance
Adjusted Diluted EPS attributable to Express Scripts	$9.00 to $9.14	$9.00 to $9.14
Year over year growth	27%-29%	27%-29%

Total adjusted claims	1,345 to 1,395	1,345 to 1,395

Revenue	$99,000 to $102,000	$99,000 to $102,000

Adjusted EBITDA attributable to Express Scripts	$7,600 to $7,800	$7,600 to $7,800

Diluted weighted average shares outstanding during the period	565 to 575	565 to 575

Net cash flow provided by operating activities	$5,775 to $6,275	$5,775 to $6,275

(in millions, except per share data)	Estimated Three Months Ending September 30, 2018
Adjusted Diluted EPS attributable to Express Scripts	$2.40 to $2.45
Year over year growth	26%-29%
Total adjusted claims	330 to 340

Core¹ Business Guidance	Estimated Year Ending December 31, 2018	Estimated Year Ending December 31, 2018
(in millions)	Current Guidance	Previous Guidance
Total adjusted claims	1,125 to 1,165	1,125 to 1,165

Revenue	$80,500 to $83,000	$80,500 to $83,000

Adjusted EBITDA attributable to Express Scripts	$5,275 to $5,425	$5,250 to $5,400

Core¹ Business Guidance (in millions)	Estimated Three Months Ending September 30, 2018
Total adjusted claims	275 to 285

Table 7

Express Scripts Holding Company Operating Results Excluding Estimate of Contribution related to Transitioning Clients

(amounts in millions except per claim figures)

(Three months ended)

			June 30, 2018			June 30, 2017		Change
		Consolidated	Transitioning		Consolidated	Transitioning
		As Reported	Clients(1)	Core business(1)	As Reported	Clients(1)	Core business(1)	As Reported	Core business(1)
Adjusted claims	Table 1	337.9	55.4	282.5	350.0	59.1	290.9	-3.5%	-2.9%
Revenues(1)		$25,641.8	$4,578.4	$21,063.4	$25,347.5	$4,887.5	$20,460.0	1.2%	2.9%
Net income		$877.3	N/A	N/A	$801.8	N/A	N/A	9.4%	N/A
Adjusted EBITDA	Table 3	$1,879.4	$589.7	$1,289.7	$1,824.1	$653.5	$1,170.6	3.0%	10.2%
Adjusted EBITDA/adjusted claim	Table 3	$5.56	N/A	$4.57	$5.21	N/A	$4.02	6.7%	13.7%

(Six months ended)

			June 30, 2018			June 30, 2017		Change
		Consolidated	Transitioning		Consolidated	Transitioning
		As Reported	Clients(1)	Core business(1)	As Reported	Clients(1)	Core business(1)	As Reported	Core business(1)
Adjusted claims	Table 1	678.0	111.5	566.5	701.7	119.0	582.7	-3.4%	-2.8%
Revenues(1)		$50,411.2	$8,956.3	$41,454.9	$50,002.4	$9,623.5	$40,378.9	0.8%	2.7%
Net income		$1,500.5	N/A	N/A	$1,348.1	N/A	N/A	11.3%	N/A
Adjusted EBITDA	Table 3	$3,419.8	$1,069.8	$2,350.0	$3,320.3	$1,202.6	$2,117.7	3.0%	11.0%
Adjusted EBITDA/adjusted claim	Table 3	$5.04	N/A	$4.15	$4.73	N/A	$3.63	6.6%	14.3%

See Footnotes to Press Release.

Footnotes to Press Release

(1) The Company’s core business excludes the contributions from Anthem, as well as Coventry and Catamaran, to which we refer together as the “Transitioning Clients.” Amounts attributable to each of the Transitioning Clients are based on management’s estimates regarding, among other items, cost allocation and may not be indicative of costs actually incurred as a result of servicing each of the Transitioning Clients. Both direct and indirect costs were allocated based on management’s best estimates of costs attributable to servicing each of the Transitioning Clients, and, where appropriate, are based on actual cost or adjusted claims attributable to each of the Transitioning Clients. Consolidated revenues and Transitioning Clients revenues include intangible amortization related to the customer contract with Anthem of $55.4 million for each of the three months ended June 30, 2018 and 2017. Consolidated revenues and Transitioning Clients revenues include intangible amortization related to the customer contract with Anthem of $110.8 million for each of the six months ended June 30, 2018 and 2017.

(2) Total adjusted network claims includes an adjustment to reflect non-specialty network claims filled through our 90-day programs. These claims are multiplied by three, as these claims, on average, typically cover a time period three times longer than other network claims. Home delivery claims are also multiplied by three, as home delivery claims typically cover a time period three times longer than unadjusted network claims.

(3) Includes home delivery and specialty claims including drugs distributed to other PBMs’ clients under limited distribution contracts with pharmaceutical manufacturers and Freedom Fertility claims.

(4) Amortization of intangible assets includes amounts in both revenues and selling, general and administrative expense. Revenue amortization is related to the customer contract with Anthem, which commenced upon closing the NextRx acquisition in 2009. Amortization of intangibles that arises in connection with consideration given to a customer by a vendor is characterized as a reduction of revenues. Intangible amortization of $55.4 million ($42.4 million net of tax) and $55.4 million ($35.1 million net of tax) is included as a reduction to revenue for the three months ended June 30, 2018 and 2017, respectively. Intangible amortization of $110.8 million ($84.7 million net of tax) and $110.8 million ($70.1 million net of tax) is included as a reduction to revenue for the six months ended June 30, 2018 and 2017, respectively. Selling, general, and administrative expense includes the amortization of other intangible assets and computer software acquired through business combinations, of $353.4 million ($269.9 million net of tax) and $308.7 million ($194.9 million net of tax) for the three months ended June 30, 2018 and 2017, respectively. Selling, general, and administrative expense includes the amortization of other intangible assets and computer software acquired through business combinations, of $708.8 million ($541.5 million net of tax) and $615.7 million ($389.1 million net of tax) for the six months ended June 30, 2018 and 2017, respectively.

(5) Transaction costs include those costs directly related to the acquisition of eviCore and the proposed transaction with Cigna. Costs of $21.0 million ($16.1 million net of tax) and $56.4 million ($43.1 million net of tax) are primarily composed of professional fees and other compensation costs, and are included in selling, general and administrative expense for the three and six months ended June 30, 2018, respectively.

(6) Costs included in cost of revenues (gross profit), primarily comprised of professional fees, severance and other business activity charges in connection with the enterprise value initiative, are $27.4 million ($20.9 million net of tax) and $32.7 million ($24.9 million net of tax) for the three and six months ended June 30, 2018, respectively. Costs included in selling, general and administrative, primarily comprised of professional fees, severance and other business activity charges in connection with the enterprise value initiative, are $18.2 million ($13.9 million net of tax) and $30.6 million ($23.4 million net of tax) for the three and six months ended June 30, 2018, respectively.

(7) Costs included in selling, general and administrative, related to certain charitable contributions made as a result of the tax savings received as part of the 2017 federal tax reform, are $30.0 million ($22.9 million net of tax) for the six months ended June 30, 2018.

(8) Provision for income taxes includes discrete income tax charge of $14.5 million and $15.7 million for the three months and six months ended June 30, 2018, respectively, and includes discrete income tax benefit of $20.2 million and discrete income tax charge of $9.7 million for the three months and six months ended June 30, 2017, respectively. The 2018 net discrete income tax charge primarily relates to changes in our unrecognized tax benefits and revaluation of our net deferred tax attributes. The 2017 net discrete income tax benefit primarily relates to revaluation of our net deferred tax attributes.

(9) In December 2017, the Company sold UBC for approximately $150.0 million, which included both cash and a note receivable. The Company recorded a $1.8 million ($1.4 million net of tax) loss on disposal which is reported within interest expense and other for the three and six months ended June 30, 2018. The loss on disposal has an immaterial impact to the adjusted diluted earnings per share reconciliation, see Table 4.

(10) Represents adjustment for the tax impact related to non-GAAP items excluded from adjusted diluted EPS. See Table 5 and 5A for calculation of adjusted effective income tax rate.

FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•	the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, including the preliminary joint proxy statement / prospectus contained in the Form S-4 of Halfmoon Parent, Inc. (“Holdco”), which was filed with the SEC on May 16, 2018, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, on May 16, 2018, Holdco has filed a registration statement on Form S-4 that included a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. The registration statement was declared effective by the SEC on July 16, 2018, and Cigna Corporation and Express Scripts Holding Company commenced mailing the definitive joint proxy statement/prospectus to the respective stockholders of Cigna Corporation and Express Scripts Holding Company on or about July 17, 2018. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE

URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary materials filed on May 16, 2018, the definitive version of the joint proxy statement/prospectus (when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation (and, in some instances, Holdco) and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018, and the definitive joint proxy statement / prospectus contained in the Form S-4, which was declared effective by the SEC on July 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018, and the definitive joint proxy statement / prospectus contained in the Form S-4, which was declared effective by the SEC on July 16, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the preliminary joint proxy statement / prospectus, and the definitive version thereof (when it becomes available), carefully and in its entirety before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.